Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below) dated February 9, 2015, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares other than holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock of

Silicon Image, Inc.

a Delaware corporation at $7.30 Net Per Share Pursuant to the Offer to Purchase dated February 9, 2015 by CAYABYAB MERGER COMPANY a wholly owned subsidiary of LATTICE SEMICONDUCTOR CORPORATION

Cayabyab Merger Company, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Silicon Image, Inc., a Delaware corporation (“Silicon Image”), at a purchase price of $7.30 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MARCH 9, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 26, 2015, as it may be amended from time to time (the “Merger Agreement”), by and among Parent, Purchaser and Silicon Image. The Merger Agreement provides, among other things, that following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Silicon Image (the “Merger”), with Silicon Image continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the date and time at which the Merger becomes effective (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, and Shares owned by Silicon Image (or any of their direct or indirect wholly owned subsidiaries), and (ii) Shares owned by stockholders who have validly exercised and perfected their appraisal rights in connection with the Merger under Delaware law with respect to such Shares) will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable tax withholding. Assuming the requirements of Section 251(h) of the General Corporation Law of the State of Delaware are satisfied, no stockholder vote will be required to adopt the Merger Agreement or to consummate the Merger. As a result of the Merger, Silicon Image will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) that the Merger Agreement has not been terminated in accordance with its terms, and (b) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Condition (as defined below), and (iii) the governmental authority condition (each of (a) and (b), as described and defined below, along with all other conditions to the Offer described in the Offer to Purchase, the “Offer Conditions”). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn (including any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures) on or prior to 12:00 midnight, New York City time, at the end of the day on March 9, 2015 (the “Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and Purchaser, shall equal at least a majority of all then outstanding Shares as of the Expiration Time. The Regulatory Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or consummation of the Merger have expired or otherwise been terminated. The governmental authority condition requires that no governmental authority shall have enacted, issued, promulgated, enforced, entered or deemed applicable any law or order or legal proceeding which has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger or otherwise imposing limitations on or altering the terms of the transactions contemplated by the Merger Agreement. The Offer also is subject to other conditions, as described in the Offer to Purchase.

After careful consideration by the Board of Directors of Silicon Image, including a review of the terms and conditions of the Merger Agreement, in consultation with Silicon Image’s financial and legal advisors, at a meeting of the Board of Directors of Silicon Image held on January 26, 2015, the Board of Directors of Silicon Image, among other things, unanimously: (i) adopted the Merger Agreement, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of Silicon Image and Silicon Image’s stockholders, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iv) recommended that Silicon Image’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The Merger Agreement provides that if (i) required by any law or order, or any rule, regulation or other requirement of the Securities and Exchange Commission (the “SEC”) or the NASDAQ Stock Market LLC which is applicable to the Offer, Purchaser shall extend the Offer for any such required period, (ii) required by any other governmental authority, Purchaser shall extend the Offer for any period so required, (iii) at the Expiration Time, as the same may be extended from time to time, any of the Offer Conditions (other than the Minimum Condition and the Certification Condition (as defined below)) have not been satisfied or waived (to the extent permitted under applicable law), Purchaser shall extend the Offer for successive extension periods of up to ten business days each until the earlier of the termination of the Merger Agreement in accordance with its terms or 5:00 p.m., New York City time, on July 27, 2015, or (iv) at the Expiration Time, as the same may be extended from time to time, the Minimum Condition and the Offer Condition that Silicon Image’s Chief Executive Officer and Chief Financial Officer have delivered to Parent and Purchaser a certificate certifying that the Offer conditions have been satisfied (the “Certification Condition”) are the only Offer Conditions that have not been satisfied or waived, Purchaser shall, at the request of Silicon Image, extend the Offer for not more than two consecutive increments of not more than ten business days each in order to further seek to satisfy the Minimum Condition. Purchaser (a) may at any time extend the Offer for any period agreed by Parent and Silicon Image (subject to applicable law), (b) shall extend the Offer until the business day immediately following the expiration of a “matching” period as described in the Offer to Purchase if such “matching” period would expire after the Expiration Time and (c) shall extend the Offer until the business day immediately following the end of the marketing period related to the Merger if the Expiration Time falls within such marketing period. Other than in connection with the termination of the Merger Agreement,

Purchaser shall not terminate or withdraw the Offer without Silicon Image’s consent. However, in no event is Purchaser required to extend the Offer beyond 5:00 p.m., New York City time, on July 27, 2015.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer, provided that without the consent of Silicon Image, Purchaser cannot (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) amend or modify the Minimum Condition, (v) amend or modify any Offer Condition (other than the Minimum Condition) in a manner that adversely impacts Silicon Image or Silicon Image’s stockholders, (vi) provide any “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (vii) impose conditions to the Offer that are in addition to the Offer Conditions. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Time, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn (including Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures) on or prior to the Expiration Time, and Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Parent and Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i)(a) the certificates evidencing such Shares (the “Share Certificates”), or (b) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase; provided that if such Shares are direct registration Shares, neither (a) nor (b) will be required, as provided in the Letter of Transmittal, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Any determination made by Purchaser with respect to the validity of any withdrawal may be challenged by Silicon Image’s stockholders, to the extent permitted by law, and is subject to review by a court of competent jurisdiction.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Silicon Image has provided Purchaser with Silicon Image’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Silicon Image’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger generally will be a taxable transaction to U.S. holders for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income tax or other tax laws. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before making any decision with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

February 9, 2015

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